DEXIA
Group

The Secretary-General

06010698

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
FEB 0 6 2006
WASH. D.C. 185 SECTION

January 18th, 2006

***Attention:* Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of January 18th, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
FEB 0 8 2006

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

18/01/2006

Dexia holding in Belstar and Flexia activity

Dexia confirms that it is exploring various possibilities regarding the development - outside Dexia - of its Belstar subsidiary and of the Flexia activity, for marketing insurance products through brokers.

Belstar has been a part of the Dexia Group since the acquisition of Artesia Banking Corporation in 2001. The Flexia activity has been a part of the insurance activity of the Dexia Group since the acquisition of Elvia in 1999.

Belstar and the Flexia activity no longer fit into the Group's strategy for the Belgian market, which is to concentrate the distribution of insurance products within the Dexia Bank Belgium network, that of its exclusive DVV/LAP agents and the direct insurer CoronaDirect.

Belstar Assurances SA is a subsidiary of Dexia Insurance Belgium. The latter groups together all the insurance activities of Dexia. Through self-employed brokers, Belstar Assurances SA markets its own brand of life insurance products. It currently employs 60 people and has approximately 230 self-employed brokers. As of 31 December 2004, Belstar Assurances SA posted written premiums amounting to 69.6 million EUR for a balance sheet total of 845 million EUR.

In the context of the Flexia activity, Dexia Insurance Belgium markets non-life insurance products through 156 privileged brokers. As of 31 December 2004, written premiums amounted to 17 million EUR.